Fax

03 DEC 22 7:21

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	19 December 2003
Pages:	6		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached announcements made on the London Stock Exchange yesterday. I would be grateful if you could acknowledge receipt of this announcement and transmittal letter.

03045353

Yours faithfully

Kerin Williams
Deputy Company Secretary

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

dl 1/5

LIBERTY
INTERNATIONAL

VIA FAX

December 19, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit two documents entitled: 'Schedule 11 Notification of Directors and Connected Persons'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc; Susan Folger, Liberty International PLC
William H. Gump, Esq.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
Liberty International PLC

2. Name of director
Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest
Non-beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
Conversion of £3,000,000 nominal 6.25% Convertible Bonds into Ordinary shares

7. Number of shares/amount of stock acquired
666,666

8. Percentage of issued class
0.21%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary Shares

12. Price per share
450p

13. Date of transaction
18/12/03

14. Date company informed
18/12/03

15. Total holding following this notification
37,312,497

16. Total percentage holding of issued class following this notification
11.81 %

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries
Kerin Williams
020 7887 7108

25. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 18/12/03

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
Liberty International PLC

2. Name of director
Mr G J Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest
Beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
Conversion of £45,000 nominal 6.25% Convertible Bonds into Ordinary shares

7. Number of shares/amount of stock acquired
10,000

8. Percentage of issued class
0. 003%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary Shares

12. Price per share
450p

13. Date of transaction
18/12/03

14. Date company informed
18/12/03

15. Total holding following this notification
1,486,891

16. Total percentage holding of issued class following this notification
0.47 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries
Kerin Williams
020 7887 7108

25. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 18/12/03